April 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:                             Aberdeen Income Credit Strategies Fund

Registration Statement filed on Form N-2

File Nos. 333-253698 and 811-22485

Dear Ms. Dubey:

On behalf of Aberdeen Income Credit Strategies Fund (the “Fund” or the “Registrant”), we are writing to respond to additional comments that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided telephonically to Robert Hepp on April 19, 2021, relating to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) filed on March 1, 2021 with respect to the registration of an indeterminate principal amount of common or preferred stock, notes or subscription rights to purchase common stock as may be sold from time to time.

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses are set out immediately under each of the Staff’s comments.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.                                      Comment:            Is there an upper limit on loan origination? If so, please disclose what that limit is.

Response:              The Fund intends to limit its acting as an original lender such that after making a loan, loans originated by the Fund will not exceed 5% of the Fund’s Managed Assets.  In the “Additional Information Regarding the Fund—Senior Loans” section of the Fund’s Annual Report for the fiscal year ended October 31, 2020 (which is incorporated by reference into the “INVESTMENT OBJECTIVES AND PRINCIPAL INVESTMENT STRATEGY — SENIOR LOANS” section of this Registration Statement) the Fund discloses that it “will not act as an original lender for a loan if, after making such loan, loans originated by the Fund would exceed 5% of the Fund’s Managed Assets.”

2.                                      Comment:            The term “Proxy Statement” is not defined in the SAI.  Please define in the first instance.

Response:              The definition has been added.

3.                                      Comment:            Please provide the completed fee table and expense example for the Fund in your response letter.  The Staff notes that the fee table should reflect anticipated expenses for the upcoming year.

Response:             As the Fund currently intends to offer preferred shares, we have revised the fee table and expense example previously provided to the Staff in our April 15, 2021 response letter to reflect Dividends on Preferred Shares.  The revised fee table and expense example for the Fund are attached hereto as Exhibit A.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (215) 405-2404.  Thank you.

Sincerely,

/s/ Robert Hepp
Robert Hepp

cc:	Thomas C. Bogle, Dechert LLP
William J. Bielefeld, Dechert LLP
Margaret Wilson, Dechert LLP
Marylyn Harrell, Dechert LLP

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Exhibit A

SUMMARY OF FUND EXPENSES

The purpose of the following table and the example below is to help you understand the fees and expenses that holders of Common Shares (“Common Shareholders”) would bear directly or indirectly. The expenses shown in the table under “Other expenses” are for the Fund’s current fiscal year ended October 31, 2020. The expenses shown in the table under “Interest expenses on bank borrowings,” “Total annual expenses” and “Total annual expenses after expense reimbursement” are based on the Fund’s average net assets for the current fiscal year ended October 31, 2020 of $181,151,855. As of October 31, 2020, the Fund had $81,200,000 of leverage outstanding through bank borrowings which represented 31.5% of the Managed Assets as of October 31, 2020. The table reflects Fund expenses as a percentage of net assets attributable to Common Shares.

Common Shareholder transaction expenses
Sales load (as a percentage of offering price)(1)	—%
Offering expenses Borne by the Fund (excluding Preferred Shares Offering Expenses) (as a percentage of offering price)(1)	—%
Dividend reinvestment and optional cash purchase plan fees: (per share for open-market purchases of common shares)(2)
Fee for Open Market Purchases of Common Shares	$0.02(per share)
Fee for Optional Shares Purchases	$5.00(max)
Sales of Shares Held in a Dividend Reinvestment Account	$0.12(per share) and $25.00 (max)

Annual expenses (as a percentage of net assets attributable to
Common Shares)

Advisory fee(3)	2.00%
Interest expenses on bank borrowings(4)	0.91%
Dividends on Preferred Shares(5)	1.10%
Other expenses	0.56%
Acquired Fund Fees and Expenses(6)	0.02%
Total annual expenses	4.59%
Less: expense reimbursement(7)	0.21%
Total annual expenses after expense reimbursement	4.38%

(1)     If Common Shares or Preferred Shares are sold to or through underwriters, a prospectus or prospectus supplement will set forth any applicable sales load and the estimated offering expenses borne by the Fund.

(2)     Shareholders who participate in the Fund’s Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”) may be subject to fees on certain transactions. The Plan Agent’s (as defined below under “Dividend Reinvestment and Optional Cash Purchase Plan”) fees for the handling of the reinvestment of dividends will be paid by the Fund; however, participating shareholders will pay a $0.02 per share fee incurred in connection with open-market purchases in connection with the reinvestment of dividends, capital gains distributions and voluntary cash payments made by the participant, which will be deducted from the value of the dividend. For optional share purchases, shareholders will also be charged a $2.50 fee for automatic debits from a checking/savings account, a $5.00 one-time fee for online bank debit and/or $5.00 for check. Shareholders will be subject to $0.12 per share fee and either a $10.00 fee (for batch orders) or $25.00 fee (for market orders) for sales of shares held in a dividend reinvestment account. Per share fees include any applicable brokerage commissions the Plan agent is required to pay. For more details about the Plan, see “Dividend Reinvestment and Optional Cash Purchase Plan.”

(3)     The Adviser receives a monthly fee at an annual rate of 1.25% of the Fund’s average daily Managed Assets. The advisory fee percentage calculation assumes the use of leverage by the Fund as discussed in note (4) and (5). To derive the annual advisory fee as a percentage of the Fund’s net assets (which are the Fund’s total assets less all of the Fund’s liabilities and preferred shares), the Fund’s average Managed Assets for the current fiscal year ended October 31, 2020 were multiplied by the annual advisory fee rate and then divided by the Fund’s average net assets for the same period.

(4)     The table assumes total borrowings of $81,200,000 (the balance outstanding under the Fund’s Credit Facility as of October 31, 2020, representing approximately 31.5% of the Fund’s Managed Assets) and an average interest rate during the fiscal year ended October 30, 2020 of 1.98%. There can be no assurances that the Fund will be able to obtain such level of borrowing (or to maintain its current level of borrowing), that the terms under which the Fund borrows will not change, or that the Fund’s use of leverage will be profitable. The expenses shown under “Interest expense on bank borrowings” in the table above reflect the cost to the Fund of borrowings, expressed as a percentage of the Fund’s net assets as of October 31, 2020, based on interest rates in effect as of October 31, 2020. The Fund currently intends during the next twelve months to maintain a similar proportionate amount of borrowings but may increase such amount to 33 1/3% of the average daily value of the Fund’s total assets.

(5)    The Dividends on Preferred Shares assume $40 million of Preferred Shares are issued with an assumed fixed dividend rate of 5.000%, with no mandatory call date. There can, of course, be no guarantee that any Preferred Shares would be issued or, if issued, the terms thereof.  The actual amounts and terms of any Preferred Shares will be set forth in a prospectus supplement.

(6)    Acquired fund fees and expenses are indirect fees and expenses that the Fund incurs from investing in the shares of other mutual funds, including money market funds and exchange traded funds. Acquired fund fees and expenses are borne indirectly by the Fund, but they are not reflected in the Fund’s financial statements; and the information presented in the table will differ from that presented in the Fund’s financial highlights.

(7)     The Adviser has contractually agreed to reimburse the Fund so that total other expenses (excluding interest, taxes, brokerage fees, short sale dividend and interest expenses and non-routine expenses) (as a percentage of net assets attributable to Common Shares of the Fund) are limited to 0.35% of the average daily net assets of the Fund on an annualized basis. This contractual limitation may not be terminated before October 31, 2024 without the approval of the Independent Trustees.  The Fund may repay any such reimbursement from the Adviser, within three years of the reimbursement, provided that the following requirements are met: the reimbursements do not cause the Fund to exceed the lesser of the applicable expense limitation in the contract at the time the fees were limited or expenses are paid or the applicable expense limitation in effect at the time the expenses are being recouped by the Adviser. Because interest expenses and investment related expenses are not subject to the reimbursement agreement, interest expenses and investment related expenses are included in the “Total annual expenses after expense reimbursement” line item.

Example

The following example illustrates the expenses you would pay on a $1,000 investment in common shares, followed by a preferred share offering, assuming a 5% annual portfolio total return.*

1 Year	3 Years	5 Years	10 Years
$44	$133	$225	$463

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* The example does not include sales load or estimated offering costs. The example should not be considered a representation of future expenses or rate of return and actual Fund expenses may be greater or less than those shown. The example assumes that (i) all dividends and other distributions are reinvested at NAV, (ii) the percentage amounts listed under “Total annual expenses” above remain the same in the years shown and (iii) the expense reimbursement agreement is only in effect in years 1 through 4 at 0.35% of total other expenses (as a percentage of net assets attributable to Common Shares of the Fund) as described in note (7) above. For more complete descriptions of certain of the Fund’s costs and expenses, see “Management of the Fund — Advisory Agreements.”

The example includes Dividends on Preferred Shares. If Dividends on Preferred Shares were not included in the example calculation, the expenses for the 1-, 3-, 5- and 10-year periods in the table above would be as follows (based on the same assumptions as above): $33, $101, $173 and $370.

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